# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tigo Energy, Inc., CIK 0001855447
CUSIP: 77867P104
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 983 University Avenue, Suite B, Los Gatos, California (CA), 95032
Date of event which requires filing of this statement: 03/13/2026
Filed by CIK 0001051856
Persons authorized to receive notices and communications: Alejandro Moreno, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Langhorne S. Perrow, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Nicholas P. Pellicani, Debevoise & Plimpton LLP, 28 Tudor Street, London, United Kingdom (X0), EC4Y 0AY, 44 20 7786 9000

## Reporting persons
- Access Industries Holdings LLC (CIK 0001391297): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: subject company funds (SC); sole voting power 0; shared voting power 4,057,315; sole dispositive power 0; shared dispositive power 4,057,315; aggregate amount beneficially owned 4,057,315 (5.37% of the class)
  Comment: All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 75,543,244 shares of Common Stock issued and outstanding immediately following the Issuer's registered offering of 5,000,000 shares of Common Stock, as reported in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the "SEC") on February 25, 2026.
- Access Industries, LLC (CIK 0001508227): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: subject company funds (SC); sole voting power 0; shared voting power 4,057,315; sole dispositive power 0; shared dispositive power 4,057,315; aggregate amount beneficially owned 4,057,315 (5.37% of the class)
  Comment: All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 75,543,244 shares of Common Stock issued and outstanding immediately following the Issuer's registered offering of 5,000,000 shares of Common Stock, as reported in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the SEC on February 25, 2026.
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC); sole voting power 0; shared voting power 4,057,315; sole dispositive power 0; shared dispositive power 4,057,315; aggregate amount beneficially owned 4,057,315 (5.37% of the class)
  Comment: All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 75,543,244 shares of Common Stock issued and outstanding immediately following the Issuer's registered offering of 5,000,000 shares of Common Stock, as reported in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the SEC on February 25, 2026.
- Clal Industries Ltd. (CIK 0001051856): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: subject company funds (SC); sole voting power 4,057,315; shared voting power 0; sole dispositive power 4,057,315; shared dispositive power 0; aggregate amount beneficially owned 4,057,315 (5.37% of the class)
  Comment: All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 75,543,244 shares of Common Stock issued and outstanding immediately following the Issuer's registered offering of 5,000,000 shares of Common Stock, as reported in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the SEC on February 25, 2026.
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC); sole voting power 0; shared voting power 4,057,315; sole dispositive power 0; shared dispositive power 4,057,315; aggregate amount beneficially owned 4,057,315 (5.37% of the class)
  Comment: All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 75,543,244 shares of Common Stock issued and outstanding immediately following the Issuer's registered offering of 5,000,000 shares of Common Stock, as reported in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the SEC on February 25, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Tigo Energy, Inc.
Address of issuer's principal executive offices: 983 University Avenue, Suite B, Los Gatos, California (CA), 95032
Comment: This Amendment No.2 to the Schedule 13D is being filed by Access Industries Holdings LLC ("AIH"), Access Industries Management, LLC ("AIM"), Access Industries, LLC ("Access LLC"), Clal Industries Ltd. ("CI") and Len Blavatnik (collectively, the "Reporting Persons", and each, a "Reporting Person") to report the disposition of common stock, $0.0001 par value per share (the "Common Stock"), of Tigo Energy, Inc. (the "Issuer"). The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on June 2, 2023 (the "Schedule"), as amended and supplemented by Amendment No. 1 to Schedule 13D, filed with the SEC on November 6, 2025, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 2. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Items 5(a), (b) and (d) is hereby amended and restated as follows:

(a) (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The disclosure in Item 5(c) is hereby supplemented by adding the following at the end thereof: (c) The transactions in the Issuer's securities effected by the Reporting Persons within 60 days prior to this filing are set forth on Annex A, filed as Exhibit 99.6 attached hereto and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: 4,057,315 shares of Common Stock are owned directly by CI and each of AIH, Access LLC, AIM and Mr. Blavatnik may be deemed to share voting and investment power over the shares of Common Stock owned by CI because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) Access LLC controls a majority of the outstanding voting interests in AIH, (iii) AIM controls Access LLC and AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. ("AI SMS"), (v) AI SMS owns a majority of the equity of AI Diversified Holdings Ltd. ("Holdings Limited"), (vi) Holdings Limited owns AI Diversified Parent S.a r.l., which owns AI Diversified Holdings S.a r.l., which owns Access AI Ltd ("Access AI"), and (vii) Access AI wholly owns Clal Industries Ltd. ("CI"). Each of the Reporting Persons (other than CI), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by CI.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.6 Annex A
99.7 Joint Filing Agreement, dated as of March 17, 2026.

## Signatures
- Access Industries Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (03/17/2026)
- Access Industries, LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (03/17/2026)
- Access Industries Management, LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (03/17/2026)
- Clal Industries Ltd.: /s/ Nufar Malovani, Nufar Malovani /Deputy CEO and General Counsel (03/17/2026)
- Clal Industries Ltd.: /s/ Alon Heller, Alon Heller/Vice President (03/17/2026)
- Len Blavatnik: */s/ Alejandro Moreno, By: Alejandro Moreno as Attorney-in-Fact for Len Blavatnik (03/17/2026)
Comment: * The above signed, by signing his name hereto, executes this Amendment No. 2 to Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.